MESSAGE TO THE SENIOR NOTE HOLDERS

Norampac Reports Its Second Quarter Results

Montréal, Québec, July 23, 2004 - Norampac Inc. ("Norampac") reports net income of$1.3 million or $8.9 million of net income excluding specific items1 for the quarter endedJune 30, 2004. This compares to net income of $1.1 million or $9.1 million of net income excluding specific items for the same period in 2003.

Consolidated selected information
(in millions of Canadian dollars)	Second quarter		First quarter
	2004	2003	2004

Sales	326.8	327.3	292.0

Operating income	13.3	23.4	20.3
Operating income excluding specific items [1]	20.1	23.4	9.2

Net income	1.3	1.1	8.9
Net income excluding specific items [1]	8.9	9.1	3.4

1 - see note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "We continue to remain positive about the economy. Despite a stronger Canadian dollar and high energy prices, we still believe that the Company should generate improved results as the year progresses taking into account the second price increase effective July 1 of this year which is currently being implemented, and the continued strong demand for corrugated containers."

Quarterly Highlights

  Mainly due to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both the containerboard and the corrugated products segments;
  Unrealized loss of $6.8 million on financial instruments related to some commodity hedging contracts due to the new CICA guidelines on hedge accounting;
  The Company's North American primary mill capacity utilisation rates excluding the Burnaby Paper mill currently on strike was approximately 94% up from 91% in 2003; and
  The Company's North American integration level increased to 65% up from 63% compared to the same period in 2003.

Sales for the second quarter of 2004 were $327 million, which represents about the same level as the second quarter in 2003. Shipments of containerboard were down by 1.6% in the second quarter of 2004, compared to the same quarter in 2003, but were up by 1.2% compared to the first quarter of 2004, despite the strike at our Burnaby Paper mill since April 10, 2004. Shipments of corrugated products for the second quarter of 2004 were at the same level, compared to the same quarter in 2003, despite additional volume related to the Thompson corrugated products plant acquired in April 2004.

Operating income amounted to $13.3 million in the second quarter of 2004, compared to
$23.4 million for the corresponding quarter in 2003. The 2004 operating income includes an unrealized loss on derivative financial instruments of $6.8 million. The decrease in operating income is mainly attributable to lower selling prices in both the containerboard and the corrugated products segments, and higher freight and energy costs, partially offset by lower fiber costs.

Six-Month period ended June 30

Net income for the six-month period ended June 30, 2004 were $10.2 million or $12.2 million of net income excluding specific items. This compares to net income of $13.2 million or $17.6 million of net income excluding specific items for the same period in 2003.

For the six-month period ended June 30, 2004, sales were $619 million compared to
$644 million for the same period in 2003. For the six-month period ended June 30, 2004, shipments of containerboard remained at the same level compared to the same period in 2003 while shipments of corrugated products were up by 2.4%, compared to the same period in 2003, mainly due to the volume related to the Schenectady corrugated products plant acquired in April 2003.

For the six-month period ended June 30, 2004, operating income amounted to $33.6 million, compared to $43.9 million for the same period in 2003. The 2004 operating income includes an unrealized gain on derivative financial instruments of $4.4 million. In comparing the two six-month periods, the reduction is mainly related to lower selling prices in both the containerboard and the corrugated products segments, and higher freight costs partially offset by lower fiber costs and energy costs.

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company's measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP is reconcilied to operating income in the following table. Also the table reconcile the specific items to its nearest measure as computed on the statement of earnings:

(in millions of Canadian dollars)
	Second quarter		First quarter
	2004	2003	2004

Net income	1.3	1.1	8.9
Income tax expense (recovery)	1.3	(1.0)	2.8
Unusual item	-	19.9	-
Interests	6.5	9.5	5.9
Amortization of financing costs	0.4	0.4	0.4
Foreign exchange loss (gain) on long term debt	3.8	(6.5)	2.3

Operating income	13.3	23.4	20.3
Specific item:
Unrealized loss (gain) on derivative financial instruments	6.8	-	(11.1)

Operating income excluding specific item	20.1	23.4	9.2

Net income	1.3	1.1	8.9
Specific items:
Unrealized loss (gain) on derivative financial instruments net of related income taxes	4.5	-	(7.4)
Foreign exchange loss (gain) on long-term debt net of related income taxes	3.1	(5.3)	1.9
Long-term debt refinancing expenses net of related income taxes	-	13.3	-

Net income excluding specific items	8.9	9.1	3.4

Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7thlargest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2003.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part to the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2004	As at December 31, 2003
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	8,845	12,286
Accounts receivable and prepaid expenses	205,895	181,392
Inventories	133,798	129,753
	348,538	323,431
Property, plant and equipment	884,615	887,184
Goodwill	206,126	197,438
Other assets	47,959	30,943
	1,487,238	1,438,996
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	29,344	18,694
Trade accounts payable and accrued liabilities	145,816	142,375
Income and other taxes payable	1,578	1,945
Current portion of long-term debt	913	1,142
	177,651	164,156
Long-term debt	385,085	352,458
Future income taxes	155,330	154,362
Other liabilities	52,585	39,033
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	443	341
Retained earnings	152,684	166,517
Cumulative translation adjustments	3,460	2,129
	716,587	728,987
	1,487,238	1,438,996

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2004	2003	2004	2003

Sales (Note 2 c))	326,849	327,297	618,794	643,314
Cost of goods sold and expenses
Cost of goods sold	252,734	247,975	484,457	487,936
Loss (gain) on derivative financial instruments (Note 2 a) and 3))	5,752	(349)	(7,221)	1,273
Selling and administrative expenses	36,170	37,925	70,567	73,517
Depreciation and amortization	18,915	18,386	37,395	36,734
	313,571	303,937	585,198	599,460
Operating income	13,278	23,360	33,596	43,854

Financial expenses
Interests	6,532	9,503	12,464	18,256
Amortization of financing costs	373	397	780	719
Foreign exchange loss (gain) on long term debt	3,764	(6,515)	6,055	(10,927)
	10,669	3,385	19,299	8,048
	2,609	19,975	14,297	35,806
Unusual items (note 7)	-	19,854	-	19,854
	2,609	121	14,297	15,952
Income tax expense	1,308	(945)	4,130	2,796
Net income for the period	1,301	1,066	10,167	13,156
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

(unaudited)	For the six-month period ended June 30,

	2004	2003

Balance, at beginning of period	166,517	163,591
Net income for the period	10,167	13,156
Dividend paid during the period	(24,000)	(28,000)
Balance, at end of period	152,684	148,747
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended June 30,		For the six-month period ended June 30,

	2004	2003	2004	2003

Cash flows from:

Operating activities
Net income for the period	1,301	1,066	10,167	13,156
Adjustments for:
Depreciation and amortization	18,915	18,386	37,395	36,734
Future income taxes	(2,539)	(2,191)	221	(3,027)
Loss (gain) on disposal of property,
plant & equipment	112	(613)	(4)	346
Foreign exchange loss (gain) on long term debt	3,764	(6,515)	6,055	(10,927)
Unrealized Loss (gain) on derivative financial instruments	6,781	-	(4,363)	-
Other	(537)	(16)	176	404
Unusual items	-	19,854	-	19,854
Cash flow from operating activities	27,797	29,971	49,647	56,540
Changes in non-cash working capital
components	(20,785)	(24,162)	(24,235)	(46,760)
	7,012	5,809	25,412	9,780
Financing activities
Change in revolving bank credit facility	20,231	7,037	20,080	36,468
Increase in long-term debt	-	-	920	213
Issuance of senior notes	-	346,650	-	346,650
Repayments of long-term debt	(581)	(308,327)	(970)	(308,413)
Costs related to refinancing of long-term debt	-	(8,808)	-	(8,808)
Premium paid on redemption of unsecured senior notes	-	(14,345)	-	(14,345)
Change in excess of outstanding cheques over
bank balances	(111)	(1,518)	10,650	6,690
Dividend paid	-	-	(24,000)	(28,000)
	19,539	20,689	6,680	30,455
Investing activities
Additions to property, plant and equipment, net	(15,460)	(14,041)	(22,223)	(23,611)
Business acquisitions, net of cash
and cash equivalents (note 4)	(14,004)	(21,101)	(14,004)	(21,101)
Proceeds on disposal of a subsidiary (note 5)	49	-	390	-
Other assets, net	6	3	(51)	(1,508)
	(29,409)	(35,139)	(35,888)	(46,220)
Change in cash and cash equivalents
during the period	(2,858)	(8,641)	(3,796)	(5,985)

Translation adjustment with respect
to cash and cash equivalents	213	(1,027)	355	(2,430)

Cash and cash equivalents at
beginning of period	11,490	27,000	12,286	25,747
Cash and cash equivalents at
end of period	8,845	17,332	8,845	17,332
Supplemental information
Cash and cash equivalents paid for:
Interest	12,282	12,632	12,913	28,684
Income taxes	1,553	6,342	4,229	10,854

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended June 30,		For the six-month period ended June 30,

	2004	2003	2004	2003

Sales
Containerboard	170,504	179,307	325,917	358,074
Corrugated products	249,672	250,665	470,726	484,835
Total for reportable segments	420,176	429,972	796,643	842,909
Other activities and unallocated amounts	20,112	16,136	38,633	30,816
Intersegment sales	(113,439)	(118,811)	(216,482)	(230,411)
Consolidated Sales	326,849	327,297	618,794	643,314

Operating income before
depreciation and amortization
Containerboard	(1,727)	7,643	11,919	17,720
Corrugated products	31,730	28,759	54,620	48,879
Total for reportable segments	30,003	36,402	66,539	66,599
Other activities and unallocated amounts	2,190	5,344	4,452	13,989

Consolidated operating income before
depreciation and amortization	32,193	41,746	70,991	80,588
Depreciation and amortization	18,915	18,386	37,395	36,734
Consolidated operating income	13,278	23,360	33,596	43,854

Additions to property, plant and equipment, net
Containerboard	7,905	6,929	11,517	14,231
Corrugated products	7,127	5,310	9,910	9,504
Total for reportable segments	15,032	12,239	21,427	23,735
Other activities and unallocated amounts	428	1,802	796	(124)
Consolidated additions to property,
plant and equipment, net	15,460	14,041	22,223	23,611

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at June 30, 2004 and December 31, 2003 as well as its results of operations and its cash flow for the three and six months periods ended June 30, 2004 and 2003.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies

a) Hedging relationships

On January 1, 2004, The Company applied Guideline 13 (''AcG - 13'') regarding hedge accounting. In compliance with the criteria required by AcG - 13, The Company has to document the risk management strategy used. Upon executing a hedging contract, management documents the hedge item, method of assessing effectiveness.
Accounting policy in place as at December 31, 2003 are maintained for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 that did not meet the conditions of AcG - 13 were recorded at fair value as at January 1, 2004. As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated Statement of Earnings.

Company's policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG -13, the Company believes, from an operational view, that these contracts are effective in minimizing its risk.

b) Asset retirement obligation

In March 2003, the CICA issued Section 3110, '' Asset Retirement Obligation'', which is applied by the Company since January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard, did not impact the interim financial statements.

c) Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, ''Generally Accepted Accounting Principles'' and Section 1400, ''General Standards for Financial Statement Presentation'', which was effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitute a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer play a role in establishing GAAP. As a result for the Company, the cost of delivery, which had been ,in the past, subtracted from sales, in accordance with industry practice, is now included in cost of good sold.
Comparative figure has been reclassified to reflect the new presentation.

d) Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 "Employee Future Benefits". Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, the Company adopted prospectively Section 3461 and provided additional interim period disclosures of the pension plans and other employee future benefit plans in note 6.

Note 3 Loss (gain) on derivative financial instruments

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2004	2003	2004	2003

Unrealized loss (gain) on derivative financial instruments	7,585	-	(2,995)	-
Realized loss (gain) on derivatives financial instruments	(1,029)	(349)	(2,858)	1,273
Amortization of transitional deferred unrealized gain	(804)	-	(1,368)	-

	5,752	(349)	(7,221)	1,273

Note 4 Business Acquisition

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $15.3 million (US$ 11.7Million). The transaction has been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since the acquisition date. The allocation of the purchase price for the transaction, which has not been finalized is as follows:

Net assets acquired (liabilities assumed):
Current assets			4,075
Property, plant and equipment			8,150
Goodwill, not deductible for tax			7,166
Current liabilities			(2,496)
Other long term liabilities			(1,558)
Purchase Price			15,337
Cash and cash equivalent acquired			1,333
Total consideration net of cash and cash equivalents acquired			14,004

Note 5 Disposal of a subsidiary

On January 1 2004, the Company sold its subsidiaries, Norampac Monterrey Division, S.A,. De C.V. and Norampac Monterrey Services, S.A. de C.V. for a consideration of $390 (US$ 301).

Note 6 Employee future benefits

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2004	2003	2004	2003

Net periodic defined benefit pension plans expense	1,388	1,223	2,777	2,550
Net periodic expense for other employee future benefit plans	818	686	1,552	1,467
Net periodic defined contribution pension plans expenses	1,311	1,349	2,811	2,830

Note 7 Unusual items

During the second quarter of 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.
Supplemental Non-GAAP Measures

Operating income and operating Income before depreciation and amortization are not measures of performance under Canadian or U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company's believe to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)

Net Income	1,301	1,066	10,167	13,156
Income tax expense	1,308	(945)	4,130	2,796
Unusual items	-	19,854	-	19,854
Financial Costs
Interests	6,532	9,503	12,464	18,256
Amortization of Financing costs	373	397	780	719
Unrealized exchange loss (gain) on long-term debt	3,764	(6,515)	6,055	(10,927)
Operating Income	13,278	23,360	33,596	43,854
Depreciation and Amortization	18,915	18,386	37,395	36,734
Operating income before depreciation and amortization	32,193	41,746	70,991	80,588

Cash Flow From Operations	7,012	5,809	25,412	9,780
Changes in non-cash working
capital components including income taxes	20,785	24,162	24,235	46,760
Depreciation and amortization	(18,915)	(18,386)	(37,395)	(36,734)
Current Income tax expense	3,847	1,246	3,909	5,823
Interests	6,532	9,503	12,464	18,256
Unrealized gain (loss) on derivative financial instruments	(6,781)	-	4,363	-
Other non cash adjustments	910	413	604	315
Gain (loss) on disposal of property plant and equipment	(112)	613	4	(346)
Operating Income	13,278	23,360	33,596	43,854
Depreciation and amortization	18,915	18,386	37,395	36,734
Operating Income before depreciation and amortization	32,193	41,746	70,991	80,588

Shipments

Containerboard third party (in short tonnes)	149,271	154,540	303,118	321,003
Containerboard intersegment (in short tonnes)	213,315	213,984	417,606	399,334
Corrugated products (in thousands of square feet)	3,473,084	3,474,562	6,732,319	6,574,416